Exhibit 99.1

NEWS RELEASE

Lorus Successfully Completes IND-Enabling Toxicology Studies for Lead Small Molecule Anticancer Drug LOR-253

TORONTO, CANADA, November 10, 2008 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Corporation”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced the successful completion of toxicology studies for its lead small molecule LOR-253 anticancer drug, formerly known as LT-253. LOR-253 represents a new targeted approach in cancer drug development, by inducing KLF4, a tumor suppressor factor that is reduced in a variety of important cancers.

The GLP, IND-enabling toxicology studies conducted for LOR-253 included maximum tolerated dose studies and repeat-dose toxicity studies in rodents and nonrodents.  The data have established the toxicity profile for LOR-253, which will be supportive of a Phase I clinical trial in cancer patients.   Importantly, the study results indicate that LOR-253 is well tolerated at higher dose levels than efficacious dose levels determined from preclinical pharmacology studies.

The toxicology studies were designed to support the dosing regimen and intravenous route of administration for LOR-253 that is planned for a Phase I clinical trial upon filing an investigational new drug (IND) submission with the U.S. FDA.

“The successful completion of the toxicology program for LOR-253 is an important milestone in the development of this novel drug candidate which represents a “first in class” development program”, said Dr Aiping Young, Lorus’ President and CEO. “We are now one step closer to initiating clinical trials with this exciting compound, which was identified at Lorus using our drug discovery platform”.

About LOR-253
LOR-253 is a novel small molecule that has shown selective and potent antitumor activity in a variety of human cancers, including colon cancer and non-small cell lung cancer, and has demonstrated an excellent therapeutic window in experimental models. The mode of action of LOR-253 involves induction of the tumor suppressor Kruppel like factor 4 (KLF-4), leading to the downregulation of cyclin D1, an important regulator of cell cycle progression and cell proliferation. Alterations in KLF-4 expression and the cyclin D1 regulatory pathway have been linked to the development of cancer.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions.  Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Such expressed or implied forward looking statements could include, among others: our ability to continue as a going concern, our ability to repay or refinance the convertible debentures by October 2009; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com.   For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

Enquiries:
For further information, please contact:

Lorus Therapeutics Inc.
Dr. Saeid Babaei, 416-798-1200 ext. 490; ir@lorusthera.com